

November 21, 2023

Derek Liu
Chief Financial Officer
Silvercorp Metals, Inc.
1066 West Hastings Street, Suite 1750
Vancouver, British Columbia
Canada V6E 3X1

> **Re: Silvercorp Metals, Inc.**
> **Form 40-F for the Fiscal Year ended March 31, 2023**
> **Filed June 1, 2023**
> **File No. 001-34184**

Dear Derek Liu:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year ended March 31, 2023

General, page 1

1. Given that you have material mining operations in the People's Republic of China, we believe that you should provide specific and prominent disclosures regarding the legal and operational risks associated with your operations, consistent with the guidance in our Sample Letter to China-Based Companies issued on December 20, 2021, and our Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17, 2023.

   The letters referenced above are available on our website at the following locations -
   • https://www.sec.gov/corpfin/sample-letter-china-based-companies
   • https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-disclosures

   Please confirm that you will provide disclosures that are responsive to all applicable guidance within such letters in your future periodic reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lily Dang at 202-551-3867 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation